April 9, 2015
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Attn: William H. Thompson, Accounting Branch Chief
Attn: Robyn Manuel, Staff Accountant
100 F Street, NE
Washington, D.C. 20549
Office: 202-551-3344

Re:     Calpian, Inc.
Form 10-K Transition Report for Fiscal Year Ended March 31, 2014
Filed August 11, 2014
Form 8-K Filed March 7, 2014
Form 8-K Filed August 15, 2014
Response dated October 10, 2014
Response dated January 30, 2015
File No. 0-53997

Ladies and Gentlemen:
The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 19, 2015 (the “SEC Letter #3”) relating to the above captioned reports filed by Calpian, Inc. (“Calpian” or the “Company”). The Company’s responses to the SEC Letter #3 are set forth below. In connection with the following responses, the Company submitted to the Staff, as an EDGAR correspondence, an amendment (the “Form 10-K/A”) to its Form 10-K Transition Report for the fiscal year ended March 31, 2014 on even date herewith.
The numbers of the responses in this letter correspond to the number of the Staff’s comments as set forth in the SEC Letter #3. Appendix A is the redline document of the Form 10-K/A.
Form 10-K Transition Report for Fiscal Year Ended March 31, 2014

General
500 N. Akard Street, Ste 2850, Dallas, Texas 75201 Office: 214-758-8600

Calpian, Inc. Response to SEC Letter #3 Dated 02-19-15	Page 2 April 9, 2015

1.	Please note that when you file the pending amendment to Form 10-KT for the fiscal year ended March 31, 2014, the signatures and Section 302 and 906 certifications must be currently dated.
Response
Pursuant to your comment, we will ensure that the signatures are properly dated when we file the pending amendment to Form 10-KT for the fiscal year ended March 31, 2014.
Consolidated Statements of Comprehensive Loss, page 28

2.
We reviewed your response to comment 1. We note your disclosure on page 53 of the draft Form 10-K/A that subscribed stock represents fully paid and irrevocable shares of common stock for which shares have not been issued due to administrative delays.

Please refer to ASC 260-10-55-23 and tell us why subscribed stock is not included in basic and diluted weighted average shares outstanding.
Response
In response to your comment, the subscribed stock provides the holder with the ability to participate in all dividends declared with the holders of common stock on a one-to-one per-share basis, then the undistributed earnings should be allocated between the common stock and the participating security on a one-to-one per-share basis. Accordingly, our filing of the upcoming Form 10-K/A will revise the weighted average shares outstanding to include the subscribed common stock. The prior-period amounts have been revised to reflect an immaterial adjustment in the Company’s calculation of basic and weighted average shares outstanding.
The Company will update its disclosure in the second full paragraph the draft Form 10-K/A to remove the inconsistent reference and comply with ASC 250-10.
Consolidated Statements of Cash Flows, page 29

3.	We reviewed your response to comment 4. However, it does not appear that the revisions to the statements of cash flows described in your response were made in the draft Form 10-K/A. Please advise.
Response
In response to your comment, we have verified that the Company has received gross proceeds of $10,631,646 related to the issuance of shares of common stock and related warrants. Accordingly, we have revised our presentation of our Statement of Stockholders’ Equity which will agree to the cash proceeds received.
Notes to Consolidated Financial Statements, page 33
3 - Business Acquisitions, page 37
Money-on-Mobile, page 37

4.	We reviewed your responses to comments 8 and 9. Please refer to ASC 805 and address the following:

•
Provide disclosure in the notes to the financial statements similar to the information provided in your response regarding the acquisition-date fair value of the cash and common stock consideration transferred at each stage of the step acquisition. Please also include the consideration transferred on January 6, 2014 when you obtained a majority interest in DPPL.

Response
Upon completion of the below third party appraisal report, management intends to expand its’ disclosures related to the consideration transferred at each stage of the step acquisition.

Calpian, Inc. Response to SEC Letter #3 Dated 02-19-15	Page 3 April 9, 2015

•
Provide us with a reconciliation of the cash and common stock consideration transferred during the fiscal years ended March 31, 2014 and 2013 and three months ended March 31, 2014 and 2013 per your response to the Statements of Cash Flows and the Statements of Shareholders’ Equity, as the amounts do not appear to agree.

Response
The following reconciles the cash and common stock consideration transferred during the three months, as compared to the fiscal year, ended March 31, 2014 and 2013:

Carrying Value of DPPL investment
	Cash Invested	Stock Consideration
Per 10K filings	Amount	Shares	Amount	Total
3/31/2012	$1,250,000	—	$—	$1,250,000
3/31/2013	4,216,000	2,430,770	3,646,155	7,862,155
3/31/2014	4,324,060	1,248,670	1,504,074	5,828,134
Subtotal	$9,790,060		$5,150,229	$14,940,289
Loss in equity investment 3/31/13				(822,143)
Loss in equity investment 3/31/14 (9 mos. 12/31/13)				(3,823,191)
Carryinng balue as of January 6, 2014				10,294,955
FMV of interest as of January 6, 2014				15,309,520
Gain per Note 3				$5,014,565

•
Disclose how you arrived at the total amount of purchase consideration to be allocated to assets acquired and liabilities assumed. Please note this amount should be based on the fair value of your equity interest held just prior to obtaining control plus the fair value of the consideration transferred on the date you obtained control. Please also revise your tabular disclosure regarding the net assets acquired to include the fair value of the non-controlling interest at the acquisition date as this amount is required to be included in the allocation of fair value to the net assets of the business.

Response
Management’s estimates of the fair values of the equity investment and non-controlling interest are only preliminary and have not yet been completed.  The Company has engaged the services of a third party valuation firm to assist it with its determination of these fair values, but the valuation has not yet been completed. Once the appraisal is completed, the Company will be in a position to further clarify.

•
Disclose the valuation technique(s) used to measure the fair value of the equity interest in DPPL immediately before the business combination, as well as information that enables users of your financial statements to assess the inputs used to develop the fair value measurement.

Response
Management’s estimates of the fair values of the equity investment and non-controlling interest are only preliminary and have not yet been completed.  The Company has engaged the services of a third party valuation firm to assist it with its determination of these fair values, but the valuation has not yet been completed. Once the appraisal is completed, the Company will be in a position to further clarify.

•	Disclose the valuation techniques and significant inputs used to measure the preliminary value of the non-controlling interest recorded in connection with the business combination.

Calpian, Inc. Response to SEC Letter #3 Dated 02-19-15	Page 4 April 9, 2015

Response
Management’s estimates of the fair values of the equity investment and non-controlling interest are only preliminary and have not yet been completed.  The Company has engaged the services of a third party valuation firm to assist it with its determination of these fair values, but the valuation has not yet been completed. Once the appraisal is completed, the Company will be in a position to further clarify.

•
In considering the reasonableness of the valuations, we note you valued your 49.9% equity interest just prior to the acquisition at $15.3 million, whereas the non-controlling interest of 43.8% was valued at $7.5 million at the acquisition date. Please explain in a reasonable amount of detail the disparity in fair value on a per-share basis between these interests.

Response
Management’s estimates of the fair values of the equity investment and non-controlling interest are only preliminary and have not yet been completed.  The Company has engaged the services of a third party valuation firm to assist it with its determination of these fair values, but the valuation has not yet been completed. Once the appraisal is completed, the Company will be in a position to further clarify.

•	Disclose a qualitative description of the factors that make up the goodwill recognized. The disclosure should elaborate on the limited description provided in your correspondence.
Response
Management’s estimates of the fair values of the equity investment and non-controlling interest are only preliminary and have not yet been completed.  The Company has engaged the services of a third party valuation firm to assist it with its determination of these fair values, but the valuation has not yet been completed. Once the appraisal is completed, the Company will be in a position to further clarify.

5.
We reviewed your response to comment 10. We understand you intend to file the financial statements and related pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X with respect to your acquisition of DPPL by February 20, 2015. In doing so, please note that pro forma financial statements should be provided as of and for the year ended March 31, 2013 and as of and for the six months ended September 30, 2013, but not as of and for the year ended March 31, 2014. Also, we note that you intend to provide separate financial statements for DPPL and MMPL. If so, each of these entities should be shown in a separate column in the pro forma financial statements along with their individual pro forma effects. In addition, based on the draft pro forma financial statements provided as Exhibits 3 and 4 to your correspondence dated January 30, 2015, it appears that substantive revisions to the pro forma financial statements may be necessary. For example, it is unclear to us why you include pro forma adjustment number (10) to the pro forma statement of income for the year ending March 31, 2013 and the six months ending September 30, 2013. It is also unclear to us why you include pro forma adjustment number (5) to accumulated deficit and the basis therefor and how you arrived at the pro forma combined non-controlling interest as of March 31, 2013 and September 30, 2013. We may have additional comments once the financial statements and related pro forma financial information are filed.

Response
See attached Pro forma financial statements

6.	We reviewed your response to comment 11. Please address the following additional comments:

Calpian, Inc. Response to SEC Letter #3 Dated 02-19-15	Page 5 April 9, 2015

•
Tell us in more detail how you concluded that MMPL, by design, and because of the way it is structured, does not have sufficient equity investment at risk to permit MMPL to finance its activities without additional subordinated financial support. Please refer to ASC 810-10-15-14.a as well as paragraphs 810-10-25-45 through 25- 47 which discuss the amount of the total equity at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support.

Response
As reported in MMPL’s standalone financial statements, MMPL had outstanding long term liabilities due to DPPL totaling $1.5 million and $1.3 million as of September 30, 2013 and March 31, 2013, respectively. The MMPL’s debt obligation to DPPL comprised of 35% and 42% of MMPL’s total assets as of September 30, 2013 and March 31, 2013, respectively. MMPL entered into a services agreement on March 23, 2013, with DPPL (the “Services Agreement”). In accordance with the Services Agreement, DPPL is required to provide support services for its operations in consideration for payments equaling 90% of the Company’s net revenue and the transfer of certain fixed assets to DPPL. It also provides for DPPL to a pay license and augmentation fees totaling $1.4 million in various tranches to fund the enhancement of MMPL’s intellectual property rights (“IP”) and exclusively license the IP for 14 years.
We believe that the DPPL’s interest in MMPL meets qualitative factors to demonstrate there is sufficient equity at risk as a result of the following:

1.
DPPL has the power to direct the activities that most significantly impact MMPL’s economic performance. Under the guidance of ASC 810-10, the Company’s accounts for MMPL as a variable interest entity as DPPL has significant influence over certain management decisions and activities of MMPL. In March 2012, MMPL, DDPL, and the Company executed an agreement to allow for the merger of MMPL and DPPL, at the Company’s option once it obtained a majority ownership in DPPL, if and when, the Indian regulations permitted a direct foreign investment by the Company into the business activities of MMPL. The agreement between the parties also transferred all MMPL employees to DPPL, giving DPPL employer authority over all of MMPL’s operating activities and decision making.

2.
DPPL’s right to receive benefits that could be potentially be significant to MMPL. DPPL's right to receive benefits from MMPL that could potentially be significant to MMPL is contained in a service agreement between the parties which provides that DPPL shall be entitled to 90% of MMPL's net revenue (as defined) after deduction of MMPL costs (as defined). The service agreement is perpetual unless terminated by mutual agreement. Simultaneous with the execution of the merger agreement, the MMPL signed a services and intellectual property license agreement with DPPL, whereby MMPL would pay monthly fees to DPPL for certain customer support services material to MMPL’s business. However, the monthly fees are not reimbursed due to MMPL’s relatively small capital.

3.
We believe DPPL is a de facto agent of MMPL. DPPL has an irrevocable, exclusive, and perpetual world-wide license to use MMPL’s intellectual property for agreed upon fees. The services agreement between the parties allows DPPL the exclusive use of certain assets of MMPL, including the right to use its proprietary business equipment for computers, software, telephonic, and other business equipment. The intellectual

Calpian, Inc. Response to SEC Letter #3 Dated 02-19-15	Page 6 April 9, 2015

property license agreement is an irrevocable and we are unaware of any circumstances which could cause termination. Additionally, the services agreement prohibits MMPL from entering into similar business services arrangement with other parties without the prior consent of DPPL, and prohibits MMPL from selling or otherwise disposing of any assets without DPPL’s consent,

•
Tell us the rights and obligations of MMPL’s preference and common equity shareholders, including voting rights and how the shareholders participate in earnings and losses. Tell us whether MMPL has a governing board with the ability to make decisions that affect MMPL’s activities.

Response
MMPL only has common stock (no preferred). Calpian became a common stockholder in 2015 after sending $4M USD to MMPL in calendar 2014 in a series of fundings after March 31, 2014. The common stockholders vote their shares to elect a board of directors that govern MMPL by majority vote, with there being five board members and Calpian having the permanent right to one board seat (currently held by Harold Montgomery, who must be noticed and sign off on any and all board actions). MMPL cannot operate without DPPL nor break the service contract with DPPL, thus effectively Calpian’s governance over DPPL extends to MMPL. Calpian has the right to merge the two companies at any time of its choosing.

•
Provide us with copies of and file the service and license agreements as exhibits to the filing. Also, provide us with a summary of the significant contractual provisions of the agreements between DPPL and MMPL, including the term of the agreements and their renewal provisions and how the contractual provisions grant you the power to direct significant activities and the right to economic returns. In addition, include a summary of the provisions which prohibit MMPL from selling or otherwise disposing of any assets without DPPL’s consent and which transfer all MMPL employees to DPPL, as stated in your correspondence to us dated October 10, 2014.

Response
The attached service and license agreements will be filed as exhibits to the upcoming Form 10-K/A.

•
Your response to comment 10 indicates that DPPL does not prepare consolidated financial statements that include MMPL. Please tell us the consolidation requirements under Indian GAAP and compare and contrast those requirements to the consolidation guidance under U.S. GAAP. Tell us in detail why DPPL is not required to consolidate MMPL in its financial statements prepared under Indian GAAP.

Response
Under Indian GAAP (AS 21), Consolidation of Accounts of subsidiary companies is not mandatory. AS 21 is mandatory if an enterprise presents consolidated financial statements. In other words, the accounting standard does not mandate an enterprise to present consolidated financial statements but, if the enterprise presents consolidated financial statements for complying with the requirements of any statute or otherwise, it should prepare and present consolidated financial statements in accordance with AS 21. Thus, the financial income of any company taken in isolation neither reveals the quantum of business between the group companies nor does it reveal the true picture of the group.

7.	Please provide the disclosures required by ASC 805-10-50, including the following:

Calpian, Inc. Response to SEC Letter #3 Dated 02-19-15	Page 7 April 9, 2015

•	The significant judgments and assumptions made in determining whether to consolidate MMPL;

•	The nature of restrictions on the assets of MMPL, including the carrying amounts of such assets;

•	The nature of the risks associated with your involvement with MMPL;

•	The carrying amount and classification of MMPLs assets and liabilities in your consolidated balance sheet;

•	Lack of recourse if creditors of MMPL have no recourse to your general credit; and

•	Terms of arrangements that could require you to provide financial support to MMPL, including events or circumstances that could expose you to loss.
Response
In response to your comment, we will include the following disclosures in the amended Form 10-K.
We consolidate the operations of a MMPL since determine that we are the primary beneficiary of a variable interest entity (VIE) and have substantial influence and control of the entity. There are significant judgments and estimates involved in determining the primary beneficiary of a VIE or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

With the exception of restricted cash balances, we are unaware of any other restriction on the assets of MMPL.
The Company believes the contractual arrangements with MMPL are in compliance with India law and are legally enforceable. Certain shareholders of MMPL are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the Indian legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the MMPL were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the MMPL not to pay the service fees when required to do so.
In addition, if the legal structure and contractual arrangements were found to be in violation of any existing India laws and regulations, the Indian government could revoke MMPL’s business and operating license.
As of March 31, 2014, the carrying amount of the assets and liabilities were $5,793,440 and $3,524,205, respectively.
There is a lack of recourse by the beneficial interest holders of the VIE against our general creditors.
In accordance with a Services Agreement, DPPL is required to a pay license and augmentation fees totaling $1.4 million in various tranches to fund the enhancement of the MMPL’ intellectual property rights (“IP”) and exclusively license the IP for 14 years.
Please do not hesitate to contact the undersigned or the Company’s counsel, Mr. Jay Yamamoto at (646) 810-0604, if you have any questions or comments.
Thank you.

Calpian, Inc. Response to SEC Letter #3 Dated 02-19-15	Page 8 April 9, 2015

Very sincerely,

Scott S. Arey		Harold H. Montgomery
Chief Financial Officer		Chief Executive Officer
Calpian, Inc. [Ticker: CLPI]		Calpian, Inc. [Ticker: CLPI]
sarey@calpian.com		hmontgomery@calpian.com
214-758-8615 Direct		214-758-8603 Direct

Cc:	Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP